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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33746

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E. Barnes & Company dba Pacific Investment Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1837 S Palatine Road
(No. and Street)

Portland	Oregon	97219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Haessler	(503) 699-0618	ebarnesandco@yahoo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Edward Haessler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E. Barnes & Company dba Pacific Investment Securities Corporation, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
THALIA JUAREZ
NOTARY PUBLIC - OREGON
COMMISSION NO. 1022476
MY COMMISSION EXPIRES MARCH 10, 2026

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder
of E. Barnes & Company, dba Pacific Investment Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of E. Barnes & Company, dba Pacific Investment Securities Corporation as of March 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of E. Barnes & Company, dba Pacific Investment Securities Corporation as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of E. Barnes & Company, dba Pacific Investment Securities Corporation's management. Our responsibility is to express an opinion on E. Barnes & Company, dba Pacific Investment Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to E. Barnes & Company, dba Pacific Investment Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of E. Barnes & Company, dba Pacific Investment Securities Corporation's financial statements. The supplemental information is the responsibility of E. Barnes & Company, dba Pacific Investment Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as E. Barnes & Company, dba Pacific Investment Securities Corporation's auditor since 2023.
Walnut Creek, California
June 29, 2023

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2023

ASSETS

Cash and cash equivalents	$12,905
Accounts receivable from Clearing Firm	2,663
Total Assets	$15,568

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$0
Total current liabilities	0
STOCKHOLDER'S EQUITY	
Common stock; $0.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $0.01 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	8,068
Total stockholder's equity	15,568
Total Liabilities and Stockholder's Equity	$15,568

The accompanying notes are an integral part of these financial statements

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31,2023

REVENUE	
Commissions earned including 12b-1 fees	$59,723
Sale of investment company shares	9,968
Interest	5
Total revenue	69,696
OPERATING EXPENSES	
Clearing costs	17,296
Commissions expense	14,989
Officers salary	0
Rent and parking	7,100
Regulatory fees	4,035
Taxes and licenses	100
Office supplies, printing and postage	8,642
Telephone	3,575
Professional services	10,697
Insurance	1,142
Advertising and promotion	303
Total operating expenses	67,879
Income (loss) from operations	1,817
Provision for Taxes	(150)
Net income (loss)	$1,667

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2023

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2022	$1	$7,499	$6,401	$13,901
Net income (loss) for year ended March 31, 2023	—	—	1,667	1,667
Balance at March 31, 2023	$1	$7,499	$8,068	$15,568

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$1,667
Change in operating assets and liabilities	
Receivables from clearing firm	989
Net cash and cash equivalents used by operating activities	2,656
Cash and cash equivalents at beginning of year	10,249
Cash and cash equivalents at end of year	$12,905

Supplemental disclosure of cashflow information:	
Interest paid	$0
Taxes paid	$150

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2023

1. THE ORGANIZATION

E. Barnes & Company dba: Pacific Investment Securities Corporation, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985. The Company is a member of the Securities Exchange Commission, the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A) Cash

For purposes of reporting cash flows, cash and cash equivalents include cash and a ninety day short term certificate of deposit of $10,135 maturing April 3, 2023.

B) Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

12b-1 Fees

The Company also earns minor trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

C) Receivables

Receivables consist of commissions receivable from broker dealers which are considered fully collectible.
There is no allowance made against the collectibles in these financial statements.

D) Clearing Form

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transaction are cleared by another broker/dealer.

E) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2023, the Company had net capital and net capital requirements of $15,568 and $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 for that year.

3. RELATED PARTY TRANSACTION

The Company operates its primary office from the corporate owner's house. The owner is not compensated for providing this benefit. The Company leases an alternative office location on a month to month basis not subject to ASC 842. Total rent paid for the year ended March 31, 2023 was $7,100 for the Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2023 has a Federal tax loss carryforward of $3,610 and a state tax loss carryforward of $14,888. The deferred tax benefit of $758 for federal purposes and deferred state tax of $983 has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against these assets, due to the uncertainty of its future use within the carryforward period.

The provision for income taxes consists of the following:

	Current Expense	Deferred Tax Asset	Valuation Allowance (100%)	Balance at March 31, 2023
Federal	0	758	(758)	$0
State	150	983	(983)	150
	$150	$1,741	(1,741)	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2020, generally for three years after they were filed.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 29, 2023, the date on which the financial statements were available to be issued. This review found no items that needed to be disclosed in these financial statements.

7. CORONAVIRUS 2019 (COVID-19) & WAR IN UKRAINE

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020 and break out of war between Russia and Ukraine in 2022. The ultimate disruption which may be caused by these events break is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects may include but are not limited to, disruption to the Company's customers and revenue.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending March 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
March 31, 2023

Stockholder's equity from statement of financial condition	$15,568
Deductions and/or charges	0
Net Capital	$15,568
Computation of net capital requirement	
Minimum net capital required	$0
Minimum dollar net capital requirement	$5,000
Excess net capital	$10,568
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$0
Total aggregate indebtedness	$0
Ratio: Aggregate indebtedness to net capital	0.00 to 1

There was no material difference between the computation of net capital under Rule 1 5c3-1 and the computation shown here as of March 31, 2023 and the net capital as most recently filed by E. Barnes & Company dba Pacific Investment Securities Corporation on Form X-17A-5.

See report of independent registered accounting firm.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission for year ended March 31, 2023.

Not applicable – See the accompanying Exception Report.

See report of independent registered accounting firm.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Audit Committee
of Pacific Investment Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Investment Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Pacific Investment Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Pacific Investment Securities Corporation stated that Pacific Investment Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception.

Pacific Investment Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Investment Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 29, 2023

E. Barnes & Company, dba Pacific Investment Securities Corporation

Exemption Report
For the Year Ended March 31, 2023

E. Barnes & Company, dba Pacific Investment Securities Corporation (the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17nC.F.R. §240.15c3-3 (k)(2)(ii).
>
> The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most fiscal year without exception.
>
> The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) the sale of variable life annuities, mutual funds and introduced customer accounts on a fully disclosed basis to another broker-dealer and (2) advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4 and/or funds funds received and promptly transmitted for effecting transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

E. Barnes & Company, dba Pacific Investment Securities Corporation

I, Edward B Haessler, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

Edward B Haessler
President
June 28, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of the Audit Committee
of Pacific Investment Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2023. Management of Pacific Investment Securities Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 29, 2023